

SECU[...]MMISSION



SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
143
WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 35096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerce Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
8000 Forsyth
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Finke (816) 760-7711
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — *if individual, state last, first, middle name*)

1600 Commerce Bank Building,	Kansas City	Missouri	64199
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen L. Finke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Karen L. Finke
Signature

Treasurer
Title

See Attachment
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

STATE OF MISSOURI)
) ss.
COUNTY OF JACKSON)

On this 11th day of February, 2001, before me personally appeared Karen L. Finke to me personally known, who being by me duly sworn did say that she is the Treasurer of Commerce Brokerage Services, Inc., and that said instrument was signed by authority of its Board of Directors and said Karen L. Finke acknowledged said instrument to be the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial stamp at my office in Kansas City, Missouri, the day and year last above written.

Cheryl Barnett

Notary Public

My Commission Expires: 3-15-04

CHERYL BARNETT
Notary Public-Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires March 15, 2004



COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Annual Audited Focus Report
Part III

Years Ended December 31, 2001 and 2000

COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Table of Contents



1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Commerce Brokerage Services, Inc.:

We have audited the accompanying balance sheets of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A. (Missouri), as of December 31, 2001 and 2000, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
January 18, 2002



COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Balance Sheets

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash	$	1,264,031	694,146
U. S. government securities		1,590,015	1,377,005
Receivable from clearing organization		188,055	191,299
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $395,462 in 2001 and $329,987 in 2000		197,266	210,639
Current income taxes receivable		2,903	—
Other assets		11,460	152,768
Total assets	$	3,253,730	2,625,857
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	703,065	290,969
Current income taxes payable		—	10,777
Deferred income taxes payable		13,358	7,921
Total liabilities		716,423	309,667
Stockholder's equity:			
Common stock, $5 par value; 6,000 shares authorized; 5,000 shares issued and outstanding		25,000	25,000
Additional paid-in capital		225,000	225,000
Retained earnings		2,287,307	2,066,190
Total stockholder's equity		2,537,307	2,316,190
Total liabilities and stockholder's equity	$	3,253,730	2,625,857

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Statements of Earnings

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Commissions	$	7,765,550	8,203,883
Interest income		83,748	93,637
Other income		102,304	175,343
		7,951,602	8,472,863
Expenses:			
Rent, salaries, and fees paid to affiliates, net (note 2)		6,070,933	6,722,359
Advertising		86,703	117,062
Telephone		46,843	34,597
Office supplies and postage		154,045	124,859
Depreciation and amortization		66,996	82,592
Other		1,175,832	934,655
Total expenses		7,601,352	8,016,124
Earnings before income taxes		350,250	456,739
Income tax expense:			
Current		123,696	160,150
Deferred		5,437	10,933
		129,133	171,083
Net earnings	$	221,117	285,656

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Statements of Stockholder's Equity

Years ended December 31, 2001 and 2000

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 1999	$ 25,000	225,000	1,780,534	2,030,534
Net earnings	—	—	285,656	285,656
Balance at December 31, 2000	25,000	225,000	2,066,190	2,316,190
Net earnings	—	—	221,117	221,117
Balance at December 31, 2001	$ 25,000	225,000	2,287,307	2,537,307

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Operating activities:			
Net earnings	$	221,117	285,656
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Accretion of discounts on investments		(66,099)	(74,388)
Depreciation and amortization		66,996	82,592
Deferred income taxes		5,437	10,933
Current income taxes		(13,680)	6,052
Decrease in receivable from clearing organization		3,244	52,393
Increase (decrease) in accounts payable and accrued expenses		412,096	(144,831)
Decrease (increase) in other assets		141,308	(130,950)
Net cash provided by operating activities		770,419	87,457
Investing activities:			
Proceeds from maturities of U. S. government securities		2,900,000	3,200,000
Purchases of U. S. government securities		(3,046,911)	(3,343,036)
Purchases of furniture, equipment, and leasehold improvements		(53,623)	(91,970)
Net cash used in investing activities		(200,534)	(235,006)
Increase (decrease) in cash		569,885	(147,549)
Cash at beginning of year		694,146	841,695
Cash at end of year	$	1,264,031	694,146
Cash payments (net of refunds) of income taxes	$	137,643	154,098

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank, N.A. (Missouri) (the Parent). The Company is registered with the Securities and Exchange Commission to conduct a general securities business. Current activities consist of providing investment services to the public for a variety of securities including mutual funds, exchange listed and OTC equity securities, options, municipal bonds, corporate bonds, and U. S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services Corporation, a clearing organization which also maintains customer brokerage accounts on a fully disclosed basis.

(b) Investment Securities

Investment securities are stated at amortized cost, which approximates fair value. The fair value of investment securities is based on bid prices published in financial newspapers. Investments consist of U. S. government securities with initial maturities of six months.

(c) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line basis over the estimated useful lives, ranging from four to ten years, of the assets for financial reporting purposes.

(d) Income Taxes

The Company files consolidated income tax returns with Commerce Bancshares, Inc. Deferred income taxes result primarily from the use of accelerated methods of depreciation and amortization for tax purposes.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Notes to Financial Statements

December 31, 2001 and 2000

(2) Related Party Transactions

A significant portion of the Company's expenses represents payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue sharing arrangements:

		2001	2000
Rent	$	144,449	107,947
Salaries and benefits		3,991,214	3,875,065
Fees paid to affiliates, net		1,935,270	2,739,347
	$	6,070,933	6,722,359

At December 31, 2001, the Company was leasing office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $12,000 per month in 2001 and $9,000 per month in 2000.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $1,674,648, which was $1,424,648 in excess of its required net capital of $250,000.

Schedule 1

COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2001

Total stockholder's equity per balance sheet	$	2,537,307
Nonallowable assets		211,629
Haircuts on securities		4,000
Other adjustment		647,030
Net capital		1,674,648
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	1,424,648
Aggregate indebtedness	$	703,065
Ratio: Aggregate indebtedness to net capital		0.42 to 1

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4), as the above calculation does not differ materially from the computation for determination of the net capital requirement for broker-dealers under Rule 15c3-1 as of December 31, 2001.

See accompanying independent auditors' report.

Schedule 2

COMMERCE BROKERAGE SERVICES, INC.
A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 3

COMMERCE BROKERAGE SERVICES, INC.

A wholly owned subsidiary of
Commerce Bank, N.A. (Missouri)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.



1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors:
Commerce Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A. (Missouri), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures.



Because of inherent limitations in any internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(a) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

Kansas City, Missouri
January 18, 2002